Exhibit 99.1

Team,

I am reaching out with an important update regarding our pending transaction with Vista. This morning we announced that we have revised the terms of our previous transaction agreement with Vista. Under our new agreement, Vista will acquire all outstanding shares of Pluralsight for $22.50 per share in cash. You can read the press release here.

We believe that this revised agreement maximizes value for Pluralsight shareholders, and the transaction structure provides an all-cash consideration as quickly as possible.

In order to complete the transaction, Vista will commence a tender offer on or before March 10, 2021, to acquire all outstanding shares of Pluralsight’s common stock. This transaction structure is different than the one in the prior agreement, where a shareholder vote was involved. A tender offer is an offer made directly to a company’s shareholders to purchase their stock. Rather than vote in favor of or against the transaction, shareholders who support the transaction will “tender” their shares to Vista.

If the majority of shares are tendered, and the other conditions to the tender offer are satisfied, Vista will acquire those shares and any shares that are not tendered at the same price through a process called a second-step merger. One of the most important ways we have prioritized shareholder voices is to maintain a structure that preserves the ability of shareholders who are not officers of the company or receiving benefits under the TRA to determine the ultimate outcome of the transaction.

Following the second-step merger, we would become a private company. We expect the transaction to close in the second quarter of 2021.

Over the coming weeks, there will be a number of press releases and regulatory filings related to these steps as we move through this process. To answer any immediate questions that you may have about what a tender offer is and how to tender shares, we’ve prepared an FAQ here.

We continue to believe that this transaction represents the best path forward for our company and all of our stakeholders, including you. I am confident that as a private company, with the resources, institutional knowledge and support of Vista, we will be even better positioned to deliver value to our customers.

And, please do everything you can to remain focused on your day-to-day responsibilities. I know it can be difficult to not let this distract you.

Thank you again for your continued work and dedication to Pluralsight, each other, and our customers.

Additional Information and Where to Find It

In connection with the proposed acquisition of Pluralsight Inc. (“Pluralsight”), Lake Merger Sub I, Inc. (“Merger Sub”), will commence a tender offer for all of the outstanding shares of Pluralsight. The tender offer has not commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell any securities of Pluralsight. It is also not a substitute for the tender offer materials that Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. Following the commencement of the tender offer, Merger Sub will file tender offer materials on Schedule TO with the SEC, and Pluralsight will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. THE TENDER OFFER MATERIALS (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND CERTAIN OTHER TENDER OFFER DOCUMENTS) AND THE

SOLICITATION/RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY PLURALSIGHT’S SHAREHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. Both the tender offer materials and the solicitation/recommendation statement will be made available to Pluralsight’s shareholders free of charge. A free copy of the tender offer materials and the solicitation/recommendation statement will also be made available to Pluralsight’s shareholders by visiting Pluralsight’s website (http://investors.pluralsight.com). In addition, the tender offer materials and the solicitation/recommendation statement (and all other documents filed by Pluralsight with the SEC) will be available at free of charge on the SEC’s website (http://www.sec.gov) upon filing with the SEC. PLURALSIGHT’S SHAREHOLDERS ARE ADVISED TO READ THE TENDER OFFER MATERIALS AND THE SOLICITATION/RECOMMENDATION STATEMENT, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED BY MERGER SUB OR PLURALSIGHT WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER. THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER, MERGER SUB AND PLURALSIGHT.

Forward-Looking Statements

This communication contains forward-looking statements that involve risks and uncertainties, including statements regarding our pending acquisition by affiliates of Vista Equity Partners (the “Transaction”), including the expected timing of the closing of the transaction and considerations taken into account by our Board of Directors in approving the Transaction. These forward-looking statements involve risks and uncertainties. If any of these risks or uncertainties materialize, or if any of our assumptions prove incorrect, our actual results could differ materially from the results expressed or implied by these forward-looking statements. These risks and uncertainties include risks associated with: the risk that the conditions to the closing of the Transaction are not satisfied, including the risk that a sufficient number of Pluralsight’s shareholders do not participate in the Transactions; potential litigation relating to the Transaction; uncertainties as to the timing of the consummation of the Transaction and the ability of each party to consummate the Transaction; risks that the Transaction disrupts the current plans and operations of Pluralsight; and the risks described in the filings that we make with the SEC from time to time, including the risks described under the headings “Risk Factors” and “Management Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10-K, which was filed with the SEC on February 26, 2021, and which should be read in conjunction with our financial results and forward-looking statements. Our filings with the SEC are available on the SEC filings section of the Investor Relations page of our website at http://investors.pluralsight.com. All forward-looking statements in this communication are based on information available to us as of the date of this communication, and we do not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made, except as required by law.